28 February 2019

RELX PLC announces Board change

RELX PLC today announced that Carol Mills will step down from its Board with effect from the conclusion of the Annual General Meeting to be held on 25 April 2019.

Commenting, Anthony Habgood, Chairman said:

“On behalf of the Directors, I would like to thank Carol for her contributions as a Non-Executive Director and a member of the Audit and Remuneration Committees during her time on the Board.  During Carol’s tenure, RELX has been transitioning its business from electronic reference products to more analytical, decision support tools and her insights from her experience in the technology sector have been much appreciated.  Carol leaves RELX with our very best wishes for the future”

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

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